UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2006

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

______________________________________________________________________________

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2006 and 2005

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

Lancaster, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2006 and 2005

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	...............1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	...............2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	................3

NOTES TO FINANCIAL STATEMENTS	..................4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	................10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee

Fulton Financial Corporation

  Profit Sharing Plan

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Corporation Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

Crowe Chizek and Company LLC

Columbus, Ohio June 21, 2007

1.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
ASSETS
Cash	$409,530	$118,758
Investments at fair value (Note 4)	129,662,716	117,636,088

Receivables
Accrued income	289,367	299,763
Employer Contribution	8,101,476	7,782,809
Security transaction receivable	--	6,833
Total receivables	8,390,843	8,089,405

Total assets	138,463,089	125,844,251

LIABILITIES
Security transaction payable	10,670	4,891
Administrative expenses payable	23,296	24,152
Total liabilities	33,966	29,043

Net assets available for benefits	$138,429,123	$125,815,208

See accompanying notes to financial statements.

2.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income
Net appreciation/(depreciation) in fair value of investments (Note 4)	$5,125,901	$(1,297,943)
Interest and dividends	5,574,109	5,316,587
	10,700,010	4,018,644

Contributions
Employer contribution	8,101,476	7,782,809
Participant contributions	3,353,517	2,925,319
Participant rollovers	679,365	370,251
	12,134,358	11,078,379

Total additions	22,834,368	15,097,023

Deductions from net assets attributed to:
Benefits paid to participants	10,091,757	6,102,576
Administrative expenses	128,696	121,859
	10,220,453	6,224,435

Net increase	12,613,915	8,872,588

Net assets available for benefits
Beginning of year	125,815,208	116,942,620

End of year	$138,429,123	$125,815,208

See accompanying notes to financial statements.

3.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan which covers substantially all eligible employees of Fulton Financial Corporation (the Company) and its wholly owned subsidiaries that are not covered under the Company's defined benefit and 401(k) plans and who have either (1) completed one year of service upon attaining age 21; or (2) have completed three years of service. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In connection with the mergers of certain qualified defined contribution plans into the Plan, the Plan shall receive and accept certain promissory notes from unpaid loans previously made by these qualified plans to participants.

Contributions: Participants in the Plan are classified as either “Category A” or “Category B” participants. In general, a Category A participant is a participant who was employed by the Corporation prior to January 1, 1996. A Category B participant is generally an employee of the Corporation that was hired after December 31, 1995. Special rules apply in the case of employees who transfer to and from affiliates that do not participate in this Plan.

Employer profit sharing contributions are made to the Plan equal to a specific percentage of participants’ compensation for the year. For Category A participants, the contribution percentage is 15% of compensation; for Category B participants, the contribution percentage is 10% of compensation. In any particular year, the Plan sponsor has the option of determining a different contribution amount.

Eligible employees, except highly compensated employees, may elect to make contributions up to a maximum dollar amount prescribed by law. Highly compensated employees may elect to make contributions up to the lessor of 6% of eligible compensation or the maximum amount allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account..

(Continued)

4.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of five years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. Benefit payments are distributed as either a lump sum or in installment payments over a period. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary. Effective January 1, 2006, the Plan was amended to eliminate annuity payments as an allowable form of benefit payment.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2006 and 2005, there were $166 and $0 forfeitures available, respectively. Forfeitures used to reduce the employer contribution for the plan years ended December 31, 2006 and 2005 were $580,884 and $302,290, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investments: The investments held by the Plan are shown at fair value. Securities which are traded on national securities exchange, including Fulton Financial Corporation common stock, are valued at the last reported sales price on the last business day of the year. The Plan's investments in common trust funds are valued at the aggregate of the fair values of the underlying securities. Purchases and sales of securities are reflected on a trade date basis. Dividends are recorded on an ex-dividend date. Interest income is recorded on an accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(Continued)

5.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Adoption of New Accounting Standard: Effective January 1, 2006, the Plan adopted Financial Accounting Standard Boards (FASB) staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”). This FSP modifies the accounting and reporting requirements for defined contribution plans’ direct and indirect investments in fully benefit-responsive investment contracts. Adoption of the FSP had no effect on the Plan’s 2006 or 2005 financial statements, as the Plan held no direct or indirect interests in fully benefit-responsive investment contracts as of December 31, 2006 or 2005.

Payment of Benefits: Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2006 and 2005, approximately 19% and 21%, respectively, of the Plan’s assets were invested in Fulton Financial Corporation common stock.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(Continued)

6.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets (at fair value).

	December 31, 2006
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	1,562,108	$26,087,204
Fulton Financial Advisors Retirement Common Stock Fund	123,004	13,124,760
Fulton Financial Advisors Retirement Fixed Income Fund	710,467	13,132,095
Fidelity Advisor Mid Cap Value Fund	542,678	13,784,017
American Century Small Company Fund	1,418,751	14,045,637
Vanguard 500 Index Fund	129,853	16,957,543
Goldman Sachs Financial Square Government Fund	13,265,749	13,265,749
MFS Value Fund	451,814	12,144,758
MFS Research International Fund	361,094	7,120,779

	December 31, 2005
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	1,521,093	$26,771,237
Fulton Financial Advisors Retirement Common Stock Fund	134,467	13,148,227
Fulton Financial Advisors Retirement Fixed Income Fund	725,654	12,833,796
Fidelity Advisor Mid Cap Value Fund	510,973	12,615,918
American Century Small Company Fund	1,463,535	14,342,640
Vanguard 500 Index Fund	118,664	13,636,810
Goldman Sachs Financial Square Government Fund	11,262,817	11,262,817
MFS Value Fund	368,834	8,571,692

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $5,125,901 and $(1,297,943), respectively, as follows:

	2006	2005

Mutual funds	$3,626,703	$(308,589)
Common trust funds	1,692,831	477,894
Fulton Financial Corporation Common Stock	(193,633)	(1,467,248)

	$5,125,901	$(1,297,943)

(Continued)

7.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $873,451 at December 31, 2006 and $233,262 at December 31, 2005.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Seigal, the Plan recordkeeper, totaled $102,916 and $101,799 for 2006 and 2005, respectively. Fees paid to Crowe Chizek and Company LLC, the current auditor for the Plan, totaled $21,905 and $13,250 for 2006 and 2005, respectively.

Fees paid to Barley, Snyder, Senft & Cohen LLC, legal counsel for the Plan, totaled $3,875 and $4,625 for 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan had investments of $26,087,204 and $26,771,237, respectively, in Fulton Financial Corporation common stock. The Plan also has investments of $26,256,855 and $25,982,023 in common trust funds with Fulton Financial Advisors, the custodian of the Plan, at December 31, 2006 and 2005, respectively. Fulton Financial Advisors is a wholly-owned subsidiary of the Company. Approximately $923,334 and $817,477 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2006 and 2005, respectively.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

8.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

NOTE 8 - STOCK SPLIT

The Company declared a five-for-four stock split on its common stock to all shareholders of record as of June 9, 2005.

The Company declared a 5% stock dividend on its common stock to all shareholders of record as of May 17, 2006.

NOTE 9 – SUBSEQUENT EVENT

Effective January 1, 2007, the Plan was amended to change the vesting schedule from a five year cliff vesting schedule to a five year graded vesting schedule

9.

SUPPLEMENTAL SCHEDULE

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value
		Common Trust Funds
*	Fulton Financial Advisors	Retirement Fixed Income Fund	▲	$13,132,095
*	Fulton Financial Advisors	Retirement Common Stock Fund	▲	13,124,760
		Mutual Funds
	MFS Investment Management	MFS Value Fund	▲	12,144,758
	Vanguard	Vanguard 500 Index Fund	▲	16,957,543
	Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	▲	13,265,749
	Fidelity Investments	Fidelity Advisor Mid Cap Value Fund	▲	13,784,017
	American Century Investments, Inc.	American Century Small Company Fund	▲	14,045,637
	MFS Investment Management	MFS Research International Fund	▲	7,120,779
	Goldman Sachs & Co.	Goldman Sachs Financial Square Prime Obligation Fund		174
		Common Stock
*	Fulton Financial Corporation	Common Stock	▲	26,087,204
				$129,662,716
* Party-in-interest ▲ All investments are participant directed, therefore, historical cost information is not required.

10.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation Profit Sharing Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

Date: June 22, 2007	By: /s/ Louis Yoka Louis Yoka Vice President, Compensation & Benefits

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Crowe Chizek and Company LLC

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-76600 on Form S-8 of Fulton Financial Corporation of our report dated June 21, 2007, appearing in this Annual Report on Form 11-K of Fulton Financial Corporation Profit Sharing Plan for the year ended December 31, 2006.

Crowe Chizek and Company LLC

Columbus, Ohio June 21, 2007